[NiMin Energy Letterhead]
January 21, 2011
Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3561
Re:	Letter of Comment dated January 14, 2011 NiMin Energy Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form 20-F File No.: 0-54162
Dear Mr. Schwall:
We have received your letter dated January 14, 2011 regarding Amendment No. 2 to the Company’s Form 20-F registration statement (File No. 0-54162). Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, on behalf of the Company, is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”). Our response contained in this letter is filed via EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letter, followed by our response to such comment.
Statement of Operations, page F-3
1. We note your disclosure in footnote 3 to Table No. 6 at page 32, explaining that your total production costs are exclusive of production taxes; and it appears that you have net production and severance taxes against revenues in your Statement of Operations. If this is correct, we expect that you would need to amend your Statement of Operations to include production and severance taxes along with your production costs to comply with FASB ASC paragraph 932-235-50-4.
In amendment no. 3 to the Form 20-F, we have amended our Statement of Operations at page F-3 to disclose our total revenue, and to then include our production and severance point-of-sale taxes with our operating costs, in accordance with your comment. We have made corresponding changes throughout the Form 20-F to correspond to this reclassification.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Roger Schwall
January 21, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions you may have upon review of this response.
Sincerely,

/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer